Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”) Suite 400 - 837 West Hastings Street Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

March 12, 2010

Item 3 News Release

The news release was disseminated on March 12, 2010 by Marketwire.

Item 4 Summary of Material Change

Augusta announced it has closed the $32.5 million bought deal financing, announced February 23, 2010. The offering was conducted by a syndicate of underwriters (collectively, the “Underwriters”) led by TD Securities Inc. and Wellington West Capital Markets Inc. for the issuance of 11,820,000 common shares (the “Shares”) of the Company at a price of Cdn$2.75 per Share for gross proceeds of Cdn$32,505,000.

Item 5 Full Description of Material Change

Augusta announced it has closed the $32.5 million bought deal financing, announced February 23, 2010. The offering was conducted by a syndicate of underwriters (collectively, the “Underwriters”) led by TD Securities Inc. and Wellington West Capital Markets Inc. for the issuance of 11,820,000 common shares (the “Shares”) of the Company at a price of Cdn$2.75 per Share for gross proceeds of Cdn$32,505,000.

Augusta plans to use the net proceeds of this financing to advance the development of the Rosemont Copper property located in Pima County, Arizona and for general working capital purposes.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gil Clausen, President and CEO or Purni Parikh, Corporate Secretary

Item 9 Date of Report

March 12, 2010